UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number: 001-12227

The Shaw Group Inc. 401(k) Plan

(Full Title of the Plan)

The Shaw Group Inc.

(Name of Issuer)

4171 Essen Lane
Baton Rouge, Louisiana 70809

(Address of Principal Executive Office)

REQUIRED INFORMATION

     The Shaw Group Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974.

     Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed in this Report:

(a)	Report of Independent Auditors;

(b)	Statements of Net Assets Available for Benefits – December 31, 2003 and 2002;

(c)	Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2003, Period Ended December 31, 2002 and Year Ended August 30, 2002; and

(d)	Notes to Financial Statements.

     The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-115155) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

THE SHAW GROUP INC. 401(K) PLAN

DECEMBER 31, 2003 AND 2002

BATON ROUGE, LOUISIANA

Randy Bonnecaze, CPA*	2322 Tremont Drive, Suite 200	Members American Institute of
Joseph D. Richard, Jr., CPA*	Baton Rouge, LA 70809
Ronnie E. Stamper, CPA*	Phone: (225) 928-4770	Certified Public Accounts
Fernand P. Genre, CPA*	Fax: (225) 926-0945
Stephen M. Huggins, CPA*		1175 Del Este Ave, Suite B
Monica L. Zumo, CPA*		Denham Springs, LA 70726
Ronald L. Gagnet, CPA*
Douglas J. Nelson, CPA*
Celeste D. Viator, CPA*
Rusty Resweber, CPA*
Laura E. Monroe, CPA*

R. David Wascom, C.P.A.

June 16, 2004

*A Professional Accounting Corporation

Independent Auditor’s Report

The Plan Administrator The Shaw Group Inc. 401(k) Plan Baton Rouge, Louisiana

We have audited the accompanying statements of net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003, the period ended December 31, 2002 and the year ended August 30, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Shaw Group Inc. 401(k) Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, the period ended December 31, 2002 and the year ended August 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and 2002, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

THE SHAW GROUP INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Investments, at Fair Value:
Common Collective Trust Funds	$45,252,235	$29,891,895
Mutual Funds	95,828,387	52,893,402
Common Stock of the Sponsor	12,501,646	9,892,122
Loans to Participants	1,311,670	1,731,289

Total Investments	154,893,938	94,408,708
Receivables:
Participants’ Contributions	309,532	149,234
Employer Contributions	111,427	50,921

Total Receivables	420,959	200,155

Net Assets Available for Benefits	$155,314,897	$94,608,863

     The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003, PERIOD ENDED DECEMBER 31, 2002
AND YEAR ENDED AUGUST 30, 2002

	12/31/03	12/31/02	8/30/02
Additions to Net Assets Attributed to:
Investment Income:
Interest and Dividends	$2,041,691	$632,506	$1,942,547
Contributions:
Participants	36,332,448	10,440,423	26,204,257
Employer	11,881,366	3,205,329	7,184,800
Rollovers	5,338,840	539,648	1,979,414

	53,552,654	14,185,400	35,368,471
Net Appreciation in Fair Value:
Common Collective Trust Funds	2,508,904	—	—
Mutual Funds	16,836,409	—	—
Common Stock	—	48,454	—

	19,345,313	48,454	—

Total Additions	74,939,658	14,866,360	37,311,018
Deductions from Net Assets Attributed to:
Benefit Payments	13,209,106	3,270,231	6,117,501
Excess 401(k) Contributions	—	—	1,207,631
Administrative Expenses	217,202	101,192	374,930

	13,426,308	3,371,423	7,700,062
Net Depreciation in Fair Value:
Common Collective Trust Funds	—	509,113	5,145,092
Mutual Funds	—	1,560,782	7,622,501
Common Stock	807,316	—	4,505,582

	807,316	2,069,895	17,273,175

Total Deductions	14,233,624	5,441,318	24,973,237

Net Increase	60,706,034	9,425,042	12,337,781
Net Assets Available for Benefits at Beginning of Year/Period	94,608,863	85,183,821	72,846,040

Net Assets Available for Benefits at End of Year/Period	$155,314,897	$94,608,863	$85,183,821

The accompanying notes are an integral part of these statements.

THE SHAW GROUP INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

Note 1 - Description of Plan -

The following description of The Shaw Group Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description, which is available from The Shaw Group Inc. (the Company).

General

The Plan is a defined contribution plan covering all employees not covered by a collective bargaining agreement of The Shaw Group Inc. who are age 21 or older. The entry date of the Plan is the earliest semiannual date (January 1 or July 1) after the employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 31, 2002, the Plan was amended to change its year end from August 30 to December 31. Accordingly, the December 31, 2002 financial statements are for the period from August 31 to December 31, 2002.

Contributions

Participants may elect to contribute up to 15% of their pretax annual compensation. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans, subject to approval by the Company.

The Company provides a matching contribution on behalf of each participant, who has completed a minimum of 1,000 hours of service within a 12-month period, equal to 50% of the participant’s compensation deferral not to exceed 6% of the participant’s compensation. In addition, the Company may elect to make discretionary contributions. No discretionary contributions were made during the year ended December 31, 2003, period ended December 31, 2002, or year ended August 30, 2002.

Contributions are required to meet certain limitations, as prescribed by the Internal Revenue Code (the Code). Excess contributions will be refunded so that the Plan complies with the regulations of the Code.

Forfeitures

Forfeitures of terminated participants’ nonvested account balances are used to reduce employer contributions. Forfeited nonvested balances at December 31, 2003 and 2002 totaled $531,309 and $743,691, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts, plus actual earnings thereon, is based on years of active service. After one year of service as defined by the Plan, the participant becomes 20% vested in the Company’s contributions and vesting increases 20% for each year of active service thereafter. A participant is 100% vested after five years of service.

Loans to Participants

Loans to participants are permitted under the plan, subject to the provisions of ERISA. All loans must be approved by the plan administrator and are limited to 50% of a participant’s nonforfeitable account balance in the Plan, not to exceed $50,000. Participant loans for less than $1,000 are not permitted. Loans are secured by the participant’s account balance and bear interest at varying rates.

Payments of Benefits

Upon termination of service, a participant with a balance greater than $5,000 may elect to receive either a lump-sum amount or an annuity equal to the value of the participant’s account. Those participants with balances less than $5,000 receive lump-sum amounts. A participant may withdraw all or a portion of their account in the event of financial hardship, as defined by the Plan.

Note 2 - Summary of Significant Accounting Policies -

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Administrative Expenses

The Company, at its sole discretion, may pay the administrative expenses (i.e., trustee fees, fund fees, loan fees, and recordkeeping fees) of the Plan. If such expenses are not paid by the plan sponsor, they are paid out of plan assets. Certain administrative expenses of the Plan were paid by the Company for the year ended December 31, 2003 and for the period ended December 31, 2002.

Investments Participants can direct all employee and employer contributions to be invested in the common stock of The Shaw Group Inc. or the various common collective trust funds and mutual funds.

The common collective trust funds are valued based on the daily net asset value for each fund, as determined by the issuer of the fund. The mutual funds are valued at quoted market prices. The common stock of The Shaw Group Inc. is valued at its market price as quoted on the New York Stock Exchange. Loans to participants are valued at cost, which approximates fair value.

Risk and Uncertainties

The Plan provides for various investment options in any combination of common collective trust funds, mutual funds and common stock of the Company. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of the funds/investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3 - Plan Termination -

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 4 - Investments -

The following table presents participant-directed investments that represent 5% or more of the Plan’s net assets.

	2003	2002
AMVESCAP National Trust Company Common Collective Trust Funds:
Stable Value Trust	$32,557,249	$24,496,875
International Equity Trust	5,272,437	2,895,552
500 Index Trust	7,422,549	2,499,468
Mutual Funds:
Invesco Dynamics	15,818,293	10,039,793
AIM Blue Chip	16,077,148	10,991,012
Putnam Voyager	16,342,702	11,652,614
Pimco Total Return - Class Admin.	7,754,124	4,586,520
AIM Basic Value	12,269,090	6,383,918
MFS Total Return Class A	8,921,916	5,481,658
Brandywine	6,689,615	2,009,692
Common Stock:
The Shaw Group Inc.	12,501,646	9,892,122

Note 5 - Income Tax Status -

The Plan does not have a determination letter from the Internal Revenue Service stating that the Plan is qualified under section 401(a) of the Internal Revenue Code. However, the Plan is operating in accordance with the prototype plan and trust of its Trustee. The plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Note 6 - Subsequent Events -

Effective January 1, 2004, certain hourly employees of the Company became participants in a separate plan and will no longer participate in The Shaw Group Inc. 401(k) Plan. On the effective date, approximately $3.3 million of plan assets were transferred to this new plan, The Shaw Group Inc. 401(k) Plan for Certain Hourly Employees.

Subsequent to December 31, 2003, but before the issuance of these financial statements, the Company was notified by the Department of Labor of an official examination of the Plan for the years 1998 through the current date. As the examination is still in progress, no results are known or have been reported as of the date of these financial statements.

SUPPLEMENTAL SCHEDULES

THE SHAW GROUP INC. 401(K) PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 72-1106167    PN: 001

DECEMBER 31, 2003

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
or Similar Party	Par or Maturity Value	Value
*AMVESCAP National Trust Company
Common Collective Trust Funds:
International Equity Trust	249,170 Units	$5,272,437
500 Index Trust	265,280 Units	7,422,549
Stable Value Trust	32,557,249 Units	32,557,249

		45,252,235
Mutual Funds:
Invesco Dynamics	1,073,154 Units	15,818,293
Janus Mid Cap Investor Shares	142,522 Units	2,906,024
AIM Blue Chip	1,435,460 Units	16,077,148
Brandywine	278,386 Units	6,689,615
AIM Small Cap Growth - Class A	48,737 Units	1,253,023
AIM Basic Value	419,600 Units	12,269,090
Pimco Total Return - Class Admin.	724,008 Units	7,754,124
Pimco High Yield A	370,617 Units	3,620,932
MFS Value Class A	45,485 Units	925,156
MFS Total Return Class A	590,855 Units	8,921,916
Royce Low Priced Stock	232,501 Units	3,250,364
Putnam Voyager	1,031,085 Units	16,342,702

		95,828,387
*Common Stock:
The Shaw Group Inc.	884,993 Shares	12,501,646
*Loans to Participants	Maturities to December
	2013, at interest
	rates ranging from 5.00%
	to 13.00%	1,311,670

		$154,893,938

*Indicates party-in-interest to the Plan.

See auditor’s report.

THE SHAW GROUP INC. 401(K) PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 72-1106167    PN: 001

DECEMBER 31, 2002

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
or Similar Party	Par or Maturity Value	Value
*AMVESCAP National Trust Company
Common Collective Trust Funds:
International Equity Trust	180,184 Units	$2,895,552
500 Index Trust	114,971 Units	2,499,468
Stable Value Trust	24,496,875 Units	24,496,875

		29,891,895
Mutual Funds:
Invesco Dynamics	941,819 Units	10,039,793
AIM Blue Chip	1,229,420 Units	10,991,012
Brandywine	109,939 Units	2,009,692
Berger Mid Cap Value	8,894 Units	130,832
AIM Small Cap Growth - Class A	1,785 Units	32,993
AIM Basic Value	292,037 Units	6,383,918
Pimco Total Return - Class Admin.	429,851 Units	4,586,520
Pimco High Yield A	167,948 Units	1,430,917
MFS Value Class A	4,072 Units	67,274
MFS Total Return Class A	413,087 Units	5,481,658
Royce Low Priced Stock	8,839 Units	86,179
Putnam Voyager	916,807 Units	11,652,614

		52,893,402
*Common Stock:
The Shaw Group Inc.	581,053 Shares	9,892,122
*Loans to Participants	Maturities to March
	2013, at interest rates
	ranging from 5.25% to
	13.00%	1,731,289

		$94,408,708

*Indicates party-in-interest to the Plan.

See auditor’s report.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The Shaw Group Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2004	THE SHAW GROUP INC. 401(k) PLAN
THE SHAW GROUP INC., PLAN ADMINISTRATOR

	By:	/s/ GARY P. GRAPHIA
		Name:	Gary P. Graphia
		Title:	Secretary and General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Hannis T. Bourgeois, LLP